NEWS RELEASE
TSX: ELD NYSE: EGO	August 22, 2016

Eldorado Announces New Exploration Projects in Romania, Serbia and Brazil

VANCOUVER, BC, August 22, 2016 – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to announce plans at four new exploration projects.

•	The large Bolcana porphyry copper-gold system in Romania, recently acquired through public auction, provides a new opportunity contiguous with the Company’s growing land package in the highly prospective Apuseni mining district in Romania.
•	The Borborema and Nazareno gold projects in Brazil will be explored under an option agreement with Votorantim Metais. These new projects expand the Brazilian exploration portfolio into two regions with proven metallogenic potential, and establishes a partnership with a highly respected local mining company with a long history of discovery and mine development.
•	The Karavansalija Mineralized Centre project in Serbia is a large skarn and epithermal system with multiple mineralized zones and untested targets, and provides an entry into this emerging mining-friendly jurisdiction.

Peter Lewis, Vice President of Exploration at Eldorado, stated: “Our team is excited by the addition of these projects to our exploration portfolio, as they all include defined targets that we plan to drill aggressively for the remainder of 2016, in addition to the outstanding long-term exploration potential on the surrounding license areas.”

Bolcana, Romania

In August 2016 the Romanian National Agency for Mineral Resources awarded the Troita - Pitigus exploration license covering the Bolcana project to Eldorado’s 100% owned Romania subsidiary SC European Goldfields Deva SRL. The Bolcana project is located in the Golden Quadrilateral mining region of the Apuseni Mountains near the historic mining centers of Deva and Brad, and approximately six kilometres west of the Company’s Certej development project. The Troita - Pitigus license area is contiguous with the Company’s existing exploration and mining licenses, bringing Eldorado’s land position in the district to 46 square kilometres.

The project area comprises a central copper-gold porphyry system, flanked by vein-hosted and disseminated epithermal gold deposits and occurrences. The porphyry deposit was explored as a copper prospect by the Romanian state in the 1970s and 1980s. From 2002 to 2004, European Goldfields conducted detailed exploration in the upper 200 metres of the porphyry via drilling and resampling of five levels of underground workings. Key results of the previous exploration work that highlight the potential of the porphyry target include:

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•	A surface footprint of phyllic and argillic alteration of approximately 2 kilometre by 1 kilometre with localized potassic alteration and stockwork vein networks.
•	High copper and gold grades reported in the 2002 drilling program, including an intercept of 208 metres starting from 10 metres downhole grading 0.99 grams per tonne gold and 0.32% copper (see European Goldfields news release dated March 04, 2003).
•	A geophysical signature consisting of an 850 metre by 500 metre magnetic anomaly coincident with a high chargability zone.

Distal portions of the Bolcana porphyry and epithermal gold deposits and occurrences on surrounding licenses have historically been explored. Drilling by Eldorado in both 2013 and 2015 on the Certej North exploration license abutting Bolcana to the north intersected porphyry-style mineralization (181 metres at 0.40 grams per tonne gold and 0.25% copper) interpreted as representing the northern edge of the Bolcana porphyry, as well as zones of disseminated epithermal mineralization (76 metres at 0.37 grams per tonne gold).

The Troita - Pitigus exploration license is granted for a period of five years and can be renewed for an additional three years. Within the first year, Eldorado is obligated to complete a work program comprising target delineation work and 24,000 metres of drilling. This drilling will test the Bolcana porphyry deposit over a north-south extent of over a kilometre, with drillhole fences spaced at approximately 100 metres. Drillsite permitting is underway, and drilling is expected later this year.

Borborema and Nazareno, Brazil

On July 26, 2016, Eldorado signed definitive agreements with Votorantim Metais granting Eldorado the option to acquire up to 70% ownership in the Borborema and Nazareno license areas, located in Pernambuco and Minas Gerais states respectively. Under the terms of the agreements Eldorado can earn 51% of either project by spending a minimum of $2 million in the first year and $1 million in every subsequent year on exploration, and generating a NI 43-101 compliant resource of at least 500,000 ounces of gold or by spending a total of $10 million over five years. Eldorado can increase its ownership to 70% by producing a feasibility study within ten years of signing the agreement.

Nazareno Project

The Nazareno project consists of 382 square kilometres adjacent to the prolific Quadrilatero Ferrifero (QF), known for its past producing high-grade gold deposits (e.g. Córrego do Sítio – 10.7 million ounces at 5.4 grams per tonne gold; Sao Bento – 1.2 million ounces at 10.6 grams per tonne gold; Caete – 2.5 million ounces at 3.3 grams per tonne gold). The project covers over 90 kilometres strike length of a prospective mineralized shear zone, and is underlain by the same Nova Lima Group rocks that host most gold mineralization in the QF. The licenses under option include the Gamba Zone where Votorantim previously identified and drill-tested high grade gold mineralization, and numerous untested gold in soil anomalies along strike from the Gamba zone. Only 20% of the project area has been covered to date by soil samples or geological mapping.

Work planned for the first year of the Nazareno option agreement includes 4,000 metres of drilling on known occurrences, and systematic mapping and sampling programs focused on generating new exploration targets.

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Borborema Project

The Borborema project covers 3,400 square kilometres in Pernambuco state in northeast Brazil. The project encompasses drill-ready targets at the Vulture Zone and the Parnamirim Zone as well as multiple other targets defined by high-grade rock samples and untested soil and stream sediment anomalies.

The Vulture Zone is centered on a 300 metre long mapped exposure of stockwork veining, breccia, and strong silicification controlled by a steeply-dipping fault system. A strong gold-arsenic soil anomaly and chargeability anomaly extend well beyond the exposed mineralization, defining a target area over 1.4 kilometres in strike length. Twenty outcrop grab samples collected by Eldorado returned gold values of 0.91 to 48.5 grams per tonne with an average value of 7.2 grams per tonne. The Parnamirim Zone covers at least four northwest-striking orogenic quartz veins with mapped strike lengths ranging from 0.9 to 1.3 kilometres, and apparent widths on surface of up to 20 metres. Of thirty-eight chip samples collected by Eldorado, gold results range from below detection to 483 grams per tonne gold and average 38.1 grams per tonne gold. There is no previous drilling at the Vulture Zone and only limited drilling at Parnamirim.

Eldorado’s initial exploration program at Borborema will include drilling of the Vulture and Parnamirim zones and mapping, rock, soil, and stream sediment sampling elsewhere on the large property position.

KMC Project, Serbia

Eldorado signed agreements in October 2015 with Euromax Resources Ltd. and Ridge Minerals DOO providing a one-year option to acquire 100% of the Karavansalija Mineralized Centre (KMC) project in southeastern Serbia. Eldorado currently has three rigs active at the project with approximately 10,000 metres completed to date. Based on drilling results the Company has elected to exercise the option for total payments of US$633,000.

The KMC project is host to a large magmatic-hydrothermal system with multiple zones of gold, copper, and base metal mineralization. Prograde and retrograde skarn is present within regionally extensive limestones, generally in close proximity to Tertiary dykes and plugs. Epithermal-style alteration and mineralization overprints skarn and in many cases extends upward into an overlying volcanic package.

Eldorado’s comprehensive re-interpretation and integration of geological, geochemical, and geophysical datasets generated by previous explorers has identified numerous new drill targets. Our drilling to date has targeted high grade epithermal gold mineralization at the Copper Canyon zone, the 800 metre gap in drilling between the Copper Canyon and Gradina zones, a prominent magnetic anomaly peripheral to previous drilling at the Shanac zone, and a target to the south of Copper Canyon.

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Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 601 6701 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Qualified Person

Dr. Peter Lewis, P. Geo., Vice President, Exploration at Eldorado, is the Qualified Person for the technical disclosure in this press release. Certified standard reference materials, field duplicate, and blank samples were inserted prior to shipment from the preparation sites and were regularly monitored to ensure the quality of the data. Samples from the KMC project in Serbia and the Bolcana project in Romania were analyzed at ALS laboratories in Romania and Ireland. QAQC samples were inserted into each batch at a rate of two or three standards, two duplicates, and variable numbers of blanks per batch. In Brazil, rock samples collected from the Borborema and Nazareno projects were analyzed at ALS laboratories.

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the Company’s Announcement of New Exploration Projects in Romania, Serbia and Brazil.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the political and economic environment that we operate in, the future price of commodities and anticipated costs and expenses.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  political and economic environment, gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory environment and restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

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